July 30, 2019

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 148 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is revise principal investment strategy and risk disclosures for Main Sector Rotation ETF.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng